Exhibit 99.5

VOTING PROXY

THE UNDERSIGNED

Name :

Ad.dress :

acting on behalf of (only to be completed if relevant)

Name :

Address :

(the “Shareholder”).

DECLARES AS FOLLOWS

1.	The Shareholder hereby registers for the annual general meeting of shareholders of Merus N.V. to be held on July 20, 2018 (the “AGM”) and, for purposes of being represented at the AGM, grants a power of attorney to each civil law notary, candidate civil law notary and lawyer, working at NautaDutilh N.V. (the “Proxyholder”).

2.	The scope of this power of attorney extends to the performance of the following acts on behalf of the Shareholder at the AGM:

a.	to exercise the voting rights of the Shareholder in accordance with paragraph 3 below; and

b.	to exercise any other right of the Shareholder which the Shareholder would be allowed to exercise at the AGM.

3.	This power of attorney shall be used by the Proxyholder to exercise the Shareholder’s voting rights in the manner directed as set out below. If no choice is specified in respect of one or more agenda items, the Proxyholder shall vote “FOR” such agenda item(s).

Agenda items		For	Against	Abstain
1.	Adoption of the annual accounts over the financial year 2017	☐	☐	☐
2.	Appointment of the external auditor for the financial year 2018	☐	☐	☐
3.	Release of the Company’s directors from liability for the	☐	☐	☐
exercise of their duties during the financial year 2017
4.	Appointment of Mr Russell Greig as non-executive director	☐	☐	☐
5.	Appointment of Mr Len Kanavy as non-executive director	☐	☐	☐
6.	Approval of amendment to awards granted under the Company’s 2010 employee option plan	☐	☐	☐
7.	Approval of amendment to the Non-Executive Director Compensation Program	☐	☐	☐

8.	Granting authorization to issue shares and to grant rights to subscribe for shares	☐	☐	☐
9.	Granting authorization to limit or exclude pre-emption rights	☐	☐	☐
10.	Granting authorization to acquire shares in the Company’s capital	☐	☐	☐
11.	Granting authorization to revise the call option agreement with the Company’s protective foundation	☐	☐	☐

4.	This power of attorney is granted with full power of substitution.

5.	The relationship between the Shareholder and the Proxyholder under this power of attorney is governed exclusively by the laws of the Netherlands.

SIGN HERE

Please return this signed proxy, by no later than on July 13, 2018, via regular mail or e-mail to:

Merus N.V.

c/o Mrs. Anne Noordzij

Yalelaan 62

3584 CM Utrecht

the Netherlands

(A.Noordzij@merus.nl, copy to arief.roelse@nautadutilh.com)